UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces

Second Quarter and Six-month 2024 Results

Lima, Peru, July 25, 2024 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the second quarter (2Q24) and six-month period ended June 30, 2024 (6M24). All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Second Quarter and Six-Month 2024 Highlights:

•	2Q24 EBITDA from direct operations was US$ 106.9 million, compared to US$ 22.1 million reported in 2Q23. 6M24 EBITDA from direct operations reached US$ 201.3 million, compared to US$ 68.7 million reported in 6M23.
•	2Q24 net income reached US$ 74.4 million, compared to a US$ 5.4 million net loss for the same period in 2023. 6M24 net income was US$ 141.4 million, compared to US$ 67.5 million in net income for the 6M23.
•	Buenaventura's cash position reached US$ 171.5 million by quarter’s end, June 30, 2024, while net debt amounted to US$ 520.5 million, resulting in a Leverage Ratio of 1.40x.
•	El Brocal's processing plant facility was voluntarily temporarily suspended for 16 days, as was announced by the Company on May 22, 2024, and resumed operations at midnight on June 7, 2024. El Brocal had accumulated approximately 220,000 tonnes of copper ore upon the plant’s reinitiation, and the processing of this stockpiled inventory, combined with ongoing mine production, is expected to enable El Brocal to meet its nine-month 2024 copper production target by September 2024.
•	Buenaventura's 2Q24 consolidated silver production increased by 2.4M Oz, zinc production increased by 28% YoY, and lead increased by 86% YoY, primarily due to production initiation at Uchucchacua and Yumpag. Copper production decreased by 22% YoY due to the temporary suspension of El Brocal’s processing plant facility, as well as a 9% YoY decrease in gold due to lower production from the southern mines.
•	2Q24 CAPEX related to San Gabriel was US$ 69.7 million, primarily directed towards the completion of waste dumps and the main substation platform.
•	Cerro Verde paid a total dividend of US$ 150 million on April 26, 2024, of which Buenaventura received US$ 29.4 million relative to its stake in Cerro Verde. On July 24, 2024, Cerro Verde announced a second total dividend of US$ 300 million to be paid on August 29, 2024, of which Buenaventura will receive an additional US$ 58.7 million.

Financial Highlights (in millions of US$, excluding EPS):

	2Q24	2Q23	Var	6M24	6M23	Var
Total Revenues	277.1	173.3	60%	523.9	358.8	46%
Operating Income	66.6	-22.0	N.A.	113.4	-9.5	N.A.
EBITDA Direct Operations	106.9	22.1	N.A.	201.3	68.7	193%
EBITDA Including Affiliates	236.9	92.4	156%	422.3	265.7	59%
Net Income (1)	70.7	-6.7	N.A.	132.1	57.7	129%
EPS (2)	0.28	-0.03	N.A.	0.52	0.23	129%

(1)	Net Income attributable to owners of the parent.
(2)	As of June 30, 2024, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

CAPEX

2Q24 capital expenditures were US$ 84.2 million, compared to US$ 49.7 million for the same period in 2023. The 2Q24 capex includes US$ 69.7 million for the San Gabriel Project, US$ 5.1 million for the Trapiche Project, US$ 3.6 million for Yumpag, and US$ 6.0 million in sustaining capex. 6M24 capital expenditures reached US$ 142.2 million, compared to US$ 85.9 million in 6M23.

Operating Revenues

2Q24 net sales were US$ 277.1 million, compared to US$ 173.3 million in 2Q23. Increased net sales were due to increased volume of silver, lead and zinc sold, resulting from the reinitiation of the Uchucchacua and Yumpag mines, as well as higher prices during the quarter.

The Company recorded a positive US$ 4.0 million provisional price adjustment for 2Q24. This is comprised of a US$ 3.5 million decrease in fair value of accounts receivables and a US$ 7.5 million increase in adjustments to prior period liquidations in 2Q24. This compares to a negative US$ 17.7 million adjustment for the 2Q23.

Operating Highlights	2Q24	2Q23%		6M24	6M23%
Net Sales (millions of US$)	277.1	173.3	60%	523.9	358.8	46%
Average Gold Price (US$/oz.) Direct Operations(1) (2)	2,336	1,945	20%	2,219	1,930	15%
Average Gold Price (US$/oz.) incl Associated(2) (3)	2,331	1,945	20%	2,209	1,930	14%
Average Silver Price (US$/oz.)(2)	29.98	24.27	24%	27.13	23.48	16%
Average Lead Price (US$/MT)(2)	2,153	1,846	17%	2,077	1,960	6%
Average Zinc Price (US$/MT)(2)	2,703	2,497	8%	2,490	2,375	5%
Average Copper Price (US$/MT)(2)	9,998	8,992	11%	8,952	8,983	0%

Volume Sold	2Q24	2Q23%		6M24	6M23%
Gold Oz Direct Operations(1)	31,220	33,918	-8%	64,806	69,436	-7%
Gold Oz incl. Associated(3)	34,578	37,194	-7%	76,865	75,459	2%
Silver Oz	3,833,701	1,611,940	N.A.	6,801,726	2,922,570	N.A.
Lead MT	3,967	2,160	84%	8,674	3,530	N.A.
Zinc MT	5,228	3,989	31%	12,422	5,295	N.A.
Copper MT	9,673	12,373	-22%	24,261	24,138	1%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	Realized prices include both provisional sales and final adjustments for price changes.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.094% of Coimolache.

Production and Operating Costs

Buenaventura’s 2Q24 equity gold production was 35,247 ounces, compared to 39,451 ounces produced in 2Q23, primarily due to decreased production at Orcopampa, Tambomayo, and Coimolache. 2Q24 silver production was 3,897,469 ounces, compared to 1,416,441 ounces produced in 2Q23. 2Q24 lead production was 4,383 MT, compared to 1,867 MT produced in 2Q23. 2Q24 zinc production was 6,352 MT, compared to 3,491 MT produced in 2Q23. Silver, lead, and zinc production increased primarily due to production initiation at Uchucchacua and Yumpag. The Company’s 2Q24 equity copper production was 27,885 MT, compared to 30,914 MT produced in 2Q23, due to decreased production at El Brocal and Cerro Verde.

Equity Production	2Q24	2Q23%		6M24	6M23%
Gold Oz Direct Operations(1)	32,284	35,589	-9%	66,302	71,953	-8%
Gold Oz including Associated Companies(2)	35,247	39,451	-11%	78,405	78,435	0%
Silver Oz Direct Operations(1)	3,897,469	1,416,441	N.A.	6,631,519	2,511,133	N.A.
Lead MT	4,383	1,867	N.A.	9,570	3,296	N.A.
Zinc MT	6,352	3,491	82%	14,400	5,043	N.A.
Copper MT Direct Operations(1)	6,373	8,117	-21%	15,944	15,635	2%
Copper MT including Associated Companies(3)	27,885	30,914	-10%	57,657	60,168	-4%

Consolidated Production	2Q24	2Q23%		6M24	6M23%
Gold Oz(4)	33,819	37,278	-9%	70,412	75,346	-7%
Silver Oz(4)	4,017,977	1,661,565	N.A.	7,088,751	2,924,683	N.A.
Lead Pb(4)	4,383	2,358	86%	9,570	3,788	N.A.
Zinc MT(4)	6,352	4,962	28%	15,165	6,513	N.A.
Copper MT(4)	10,278	13,213	-22%	25,804	25,452	1%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Tambomayo (100% owned by Buenaventura)

Production
		2Q24	2Q23	Var %	6M24	6M23	Var %
Gold	Oz	8,934	10,896	-18%	18,058	21,496	-16%
Silver	Oz	380,370	540,732	-30%	709,437	935,038	-24%

Cost Applicable to Sales
		2Q24	2Q23	Var %	6M24	6M23	Var %
Gold	US$/Oz	1,525	1,175	30%	1,416	1,172	21%

Tambomayo 2Q24 gold production decreased by 18% year on year due to lower grades processed, as was expected . 2Q24 silver production decreased by 30% year on year. Cost Applicable to Sales (CAS) increased to 1,525 US$/Oz in 2Q24 from 1,175 US$/Oz in 2Q23 primarily due to decreased volume sold.

Orcopampa (100% owned by Buenaventura)

Production
		2Q24	2Q23	Var %	6M24	6M23	Var %
Gold	Oz	17,569	19,975	-12%	36,595	39,971	-8%
Silver	Oz	7,979	7,242	10%	15,966	14,860	7%

Cost Applicable to Sales
		2Q24	2Q23	Var %	6M24	6M23	Var %
Gold	US$/Oz	1,317	1,002	31%	1,129	974	16%

2Q24 gold production decreased by 12% year-over-year, consistent with the 2024 planned mining sequence. CAS increased, to 1,317 US$/Oz in 2Q24 compared to 1,002 US$/Oz in 2Q23 due to decreased volume sold.

Coimolache (40.09% owned by Buenaventura)

Production
		2Q24	2Q23	Var %	6M24	6M23	Var %
Gold	Oz	7,390	9,632	-23%	30,186	16,168	87%
Silver	Oz	35,678	64,084	-44%	139,635	89,570	56%

Cost Applicable to Sales
		2Q24	2Q23	Var %	6M24	6M23	Var %
Gold	US$/Oz	2,048	1,732	18%	1,335	2,585	-48%

Coimolache 2Q24 gold production decreased 23% year-over-year, in line with expectations.

Coimolache’s third Environmental Impact Assessment was approved by Peru’s National Service of Environmental Certification for Sustainable Investments (SENACE) on May 31, 2024. This permit enables Buenaventura to file for the relevant construction permit to increase leach pad capacity at Coimolache. CAS increased to 2,048 US$/Oz for the 2Q24, from 1,732 US$/Oz in 2Q23 due to previously announced temporary decrease in production until leach pad expansion has been completed.

Uchucchacua & Yumpag (100% owned by Buenaventura)

Production
		2Q24	2Q23	Var %	6M24	6M23	Var %
Silver - Uchucchacua	Oz	409,481	N.A.	N.A.	916,532	N.A.	N.A.
Silver - Yumpag	Oz	2,461,616	N.A.	N.A.	3,426,612	N.A.	N.A.
Zinc	MT	4,874	N.A.	N.A.	10,368	N.A.	N.A.
Lead	MT	3,037	N.A.	N.A.	6,947	N.A.	N.A.

Cost Applicable to Sales
		2Q24	2Q23	Var %	6M24	6M23	Var %
Silver	US$/Oz	12.56	N.A.	N.A.	12.54	N.A.	N.A.

Uchucchacua’s 2Q24 silver, lead, and zinc production was consistent with expectations for the quarter. Production increased sequentially  , to an average of 1,200 TPD during 2Q24, aligned with the Company’s plan to reach 1,500 TPD by the end of 2024. Lead and zinc production exceeded 2Q24 projections due to a positive ore grade reconciliation.

Yumpag’s silver production exceeded 2Q24 projections as ore processing was initiated earlier than expected, in March 2024, due to operating permit approval which was initially expected in May 2024.

2Q24 Silver CAS reached 12.56 US$/Oz below initial estimates, also due to the early approval of Yumpag´s operating permit.

Julcani (100% owned by Buenaventura)

Production
		2Q24	2Q23	Var %	6M24	6M23	Var %
Silver	Oz	442,400	472,740	-6%	828,741	890,626	-7%

Cost Applicable to Sales
		2Q24	2Q23	Var %	6M24	6M23	Var %
Silver	US$/Oz	22.73	21.87	4%	24.19	20.74	17%

2Q24 silver production decreased by 6% year on year, in line with expectations and which was fully offset by 1,033 Oz of gold produced from the Rosario area early developments. 2Q24 CAS was 22.73 US$/Oz, compared to 21.87 US$/Oz in 2Q23; a 4% year on year increase due to increased exploration and development expenses required for the Rosario area.

El Brocal (61.43% owned by Buenaventura)

Production
		2Q24	2Q23	Var %	6M24	6M23	Var %
Copper	MT	10,123	13,213	-23%	25,565	25,452	0%
Silver	Oz	312,440	635,530	-51%	1,185,460	1,072,208	11%

Cost Applicable to Sales
		2Q24	2Q23	Var %	6M24	6M23	Var %
Copper	US$/MT	7,105	6,225	14%	6,035	6,473	-7%

El Brocal's 2Q24 copper production decreased by 23% year on year. 2Q24 copper production was below expectations due to a decrease in volume processed during the quarter resulting from a 16 day voluntary temporary suspension of El Brocal’s processing plant facilities, as was announced by the Company on May 22, 2024. 2Q24 silver production decreased by 51% year on year compared to the same period of 2023 when the open pit was in operation.

Buenaventura announced that ore treatment operations at its El Brocal processing plant resumed operations at midnight on June 7, 2024. El Brocal had accumulated approximately 220,000 tonnes of copper ore upon the plant’s reinitiation. The processing of said stockpiled inventories, combined with production from the mine, will gradually ramp to a processing rate of 15,000 tons per day, leveraging the two plants’ previously idle capacity. El Brocal is expected to achieve its nine month 2024 copper production target by September 2024.

The Company’s target to achieve a 11,000 TPD underground mining rate by year end 2024 remains unchanged with an average of 10,800 TPD in the 2Q24.

2Q24 copper CAS increased by 14% year-over-year, primarily due to a decrease in volume processed during the quarter, resulting from the voluntary temporary suspension of the processing plant facilities as described.

Share in Associated Companies

Buenaventura’s share in associated companies was US$ 60.4 million in 2Q24, compared with US$ 7.6 million in 2Q23, comprised of:

Share in the Result of Associates (in millions of US$)	2Q24	2Q23	Var	6M24	6M23	Var
Cerro Verde	61.7	11.3	N.A.	97.5	77.9	25%
Coimolache	-1.3	-3.4	N.A.	4.1	-10.2	N.A.
Other minor	0.0	-0.3	N.A.	-0.1	-0.7	-87%
Total	60.4	7.6	N.A.	101.5	67.0	52%

Cerro Verde (19.58% owned by Buenaventura)

2Q24 copper production was 109,866 MT, 21,512 MT of which is attributable to Buenaventura; a 6% decrease as compared to 116,431 MT produced in 2Q23, 22,797 MT of which was attributable to Buenaventura.

Cerro Verde reported US$ 316.3 million in 2Q24 net income, compared to US$ 59.5 million in 2Q23 net income. This year on year increase is primarily due to the adverse effects of an unfavorable tax dispute outcome and a provisional price adjustment on Cerro Verde’s 2Q23 net income. Additionally, 2Q24 results reflect a 28% year-on-year net sales increase from a higher average realized copper price of US$4.74 per pound, compared to US$3.52 per pound in 2Q23, partially offset by a 6% decrease in copper volume sold. Further, molybdenum net sales for the quarter increased due to higher prices.

Cerro Verde 2Q24 capital expenditures were US$ 80.4 million.

Coimolache (40.09% owned by Buenaventura)

Coimolache reported a US$ 3.4 million net loss in 2Q24, compared to a US$ 8.1 million net loss in 2Q23.

San Gabriel Project

2Q24 capital expenditures were US$ 69.7 million, primarily directed to the completion of waste dumps (organic, inert and sterile - Phase 0), and San Gabriel’s main substation platform.

The processing plant remains under construction, with significant progress on its foundation- 80% of which has been completed to date- steel, and mechanical works. Electrical and instrumentation works, as well as pipeline activities, are scheduled to begin in 3Q24. Mine development tunneling and infill drilling for the first six months of operation have begun.

Item	Description	Cumulative Progress as of:
		3Q23	4Q23	1Q24	2Q24
1	Engineering	90%	92%	94%	95%
2	Procurement	89%	89%	94%	98%
3	Construction	14%	27%	37%	50%
4	Commissioning	0%	0%	0%	0%
	Total	28%	38%	47%	57%

***

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2023 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of June 30, 2024)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A**	40.09	Tantahuatay
Sociedad Minera Cerro Verde S.A.A**	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

(*) Consolidated

(**) Equity Accounting

APPENDIX 2

Gold Production			14			17
Mining Unit	Operating Results	Unit	2Q24	2Q23	△%	6M24	6M23	△ %
Underground
Tambomayo	Ore Milled	DMT	146,881	151,439	-3%	280,559	291,634	-4%
	Ore Grade	Gr/MT	2.20	2.71	-19%	2.33	2.75	-15%
	Recovery Rate	%	85.82	82.59	4%	86.06	83.47	3%
	Ounces Produced	Oz	8,934	10,896	-18%	18,058	21,496	-16%
Orcopampa	Ore Milled	DMT	73,128	70,277	4%	148,128	139,448	6%
	Ore Grade	Gr/MT	7.92	9.23	-14%	8.11	9.31	-13%
	Recovery Rate	%	94.33	95.80	-2%	94.72	95.77	-1%
	Ounces Produced*	Oz	17,569	19,975	-12%	36,595	39,971	-8%
Marcapunta	Ore Milled	DMT	782,444	847,346	-8%	1,740,653	1,689,009	3%
	Ore Grade	Gr/MT	0.60	0.54	11%	0.74	0.53	39%
	Recovery Rate	%	26.24	27.98	-6%	25.32	29.60	-14%
	Ounces Produced*	Oz	3,981	4,137	-4%	10,492	8,539	23%
Julcani Pb - Ag	Ounces Produced	Oz	101	0	N.A.	199	0	N.A.
Julcani Cu - Au	Ounces Produced	Oz	932	0	N.A.	1,213	0	N.A.
Open Pit
La Zanja	Ounces Produced	Oz	2,303	2,030	13%	3,692	5,081	-27%
Tajo Norte Cu - Ag	Ounces Produced	Oz	-	240	N.A.	164	259	N.A.
Coimolache	Ounces Produced	Oz	7,390	9,632	-23%	30,186	16,168	87%

Silver Production
Mining Unit	Operating Results	Unit	2Q24	2Q23	△%	6M24	6M23	△ %
Underground
Tambomayo	Ore Milled	DMT	146,881	151,439	-3%	280,559	291,634	-4%
	Ore Grade	Oz/MT	2.89	4.09	-29%	2.84	3.65	-22%
	Recovery Rate	%	89.65	87.24	3%	88.96	87.80	1%
	Ounces Produced	Oz	380,370	540,732	-30%	709,437	935,038	-24%
Orcopampa	Ore Milled	DMT	73,128	70,277	4%	148,128	139,448	6%
	Ore Grade	Oz/MT	0.17	0.14	21%	0.16	0.15	12%
	Recovery Rate	%	63.69	72.56	-12%	66.41	73.43	-10%
	Ounces Produced	Oz	7,979	7,242	10%	15,966	14,860	7%
Uchucchacua	Ore Milled	DMT	101,159	-	N.A.	213,460	-	N.A.
	Ore Grade	Oz/MT	4.87	-	N.A.	5.15	-	N.A.
	Recovery Rate	%	83.07	-	N.A.	83.34	-	N.A.
	Ounces Produced	Oz	409,481	-	N.A.	916,532	-	N.A.
Yumpag	Ore Milled	DMT	93,203	-	N.A.	125,744	-	N.A.
	Ore Grade	Oz/MT	28.49	-	N.A.	29.26	-	N.A.
	Recovery Rate	%	92.70	-	N.A.	93.14	-	N.A.
	Ounces Produced	Oz	2,461,616	-	N.A.	3,426,612	-	N.A.
Julcani Pb - Ag	Ore Milled	DMT	24,663	30,963	-20%	43,794	56,395	-22%
	Ore Grade	Oz/MT	15.29	15.95	-4%	16.74	16.39	2%
	Recovery Rate	%	96.67	95.75	1%	97.07	96.35	1%
	Ounces Produced	Oz	364,539	472,740	-23%	711,587	890,626	-20%
Julcani Cu - Au	Ore Milled	DMT	7,740	-	N.A.	11,653	-	N.A.
	Ore Grade	Oz/MT	10.23	-	N.A.	10.33	-	N.A.
	Recovery Rate	%	98.30	-	N.A.	97.29	-	N.A.
	Ounces Produced	Oz	77,862	-	N.A.	117,153	-	N.A.
Marcapunta	Ore Milled	DMT	782,444	847,346	-8%	1,740,653	1,689,009	3%
	Ore Grade	Oz/MT	0.78	0.90	-14%	0.80	0.90	-11%
	Recovery Rate	%	51.42	53.35	-4%	51.47	54.94	-6%
	Ounces Produced	Oz	312,440	407,503	-23%	714,938	831,606	-14%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	-	108,605	N.A.	209,668	123,461	70%
	Ore Grade	Oz/MT	-	1.22	N.A.	3.47	1.26	N.A.
	Recovery Rate	%	-	51.55	N.A.	52.19	52.10	0%
	Ounces Produced	Oz	-	68,242	N.A.	379,333	80,818	N.A.
Tajo Norte Pb - Zn	Ore Milled	DMT	-	204,331	N.A.	84,369	204,331	-59%
	Ore Grade	Oz/MT	-	1.23	N.A.	3.15	1.23	N.A.
	Recovery Rate	%	-	63.44	N.A.	34.30	63.44	-46%
	Ounces Produced	Oz	-	159,784	N.A.	91,190	159,784	-43%
La Zanja	Ounces Produced	Oz	3,692	5,322	-31%	6,003	11,951	-50%
Coimolache	Ounces Produced	Oz	35,678	64,084	-44%	139,635	89,570	56%

Lead Production
Mining Unit	Operating Results	Unit	2Q24	2Q23	△%	6M24	6M23	△ %
Underground
Tambomayo	Ore Milled	DMT	146,881	151,439	-3%	280,559	291,634	-4%
	Ore Grade	%	0.84	0.72	17%	0.88	0.88	0%
	Recovery Rate	%	88.06	85.17	3%	86.05	88.03	-2%
	MT Produced	MT	1,085	924	17%	2,113	2,248	-6%
Uchucchacua	Ore Milled	DMT	101,159	-	N.A.	213,460	-	N.A.
	Ore Grade	%	3.28	-	N.A.	3.58	-	N.A.
	Recovery Rate	%	91.42	-	N.A.	91.01	-	N.A.
	MT Produced	MT	3,037	-	N.A.	6,947	-	N.A.
Julcani Pb - Ag	Ore Milled	DMT	24,663	30,963	-20%	43,794	56,395	-22%
	Ore Grade	%	1.13	0.58	94%	1.23	0.53	N.A.
	Recovery Rate	%	94.04	88.91	6%	95.13	89.18	7%
	Ounces Produced*	MT	261	159	64%	510	266	92%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	-	204,331	N.A.	-	204,331	N.A.
	Ore Grade	%	-	1.39	N.A.	-	1.39	N.A.
	Recovery Rate	%	-	44.93	N.A.	-	44.93	N.A.
	MT Produced	MT	-	1,275	N.A.	-	1,275	N.A.

Zinc Production
Mining Unit	Operating Results	Unit	2Q24	2Q23	&xutri;%	6M24	6M23	&xutri; %
Underground
Tambomayo	Ore Milled	DMT	146,881	151,439	-3%	280,559	291,634	-4%
	Ore Grade	%	1.27	0.96	32%	1.28	1.15	11%
	Recovery Rate	%	79.07	78.69	0%	78.61	80.51	-2%
	MT Produced	MT	1,477	1,150	28%	2,812	2,702	4%
Uchucchacua	Ore Milled	DMT	101,159	-	N.A.	213,460	-	N.A.
	Ore Grade	%	5.50	-	N.A.	5.64	-	N.A.
	Recovery Rate	%	87.56	-	N.A.	86.16	-	N.A.
	MT Produced	MT	4,874	-	N.A.	10,368	-	N.A.
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	-	204,331	N.A.	84,369	204,331	-59%
	Ore Grade	%	-	3.22	N.A.	4.95	3.22	54%
	Recovery Rate	%	-	57.88	N.A.	47.52	57.88	-18%
	MT Produced	MT	-	3,812	N.A.	1,985	3,812	-48%

Copper Production
Mining Unit	Operating Results	Unit	2Q24	2Q23	&xutri;%	6M24	6M23	&xutri; %
Underground
Marcapunta	Ore Milled	DMT	782,444	847,346	-8%	1,740,653	1,689,009	3%
	Ore Grade	%	1.53	1.72	-11%	1.53	1.68	-9%
	Recovery Rate	%	84.39	83.83	1%	84.89	85.79	-1%
	MT Produced	MT	10,123	12,227	-17%	22,559	24,390	-8%
Tajo Norte Cu - Ag	Ore Milled	DMT	-	108,605	N.A.	209,668	123,461	70%
	Ore Grade	%	-	1.51	N.A.	2.52	1.43	76%
	Recovery Rate	%	-	60.10	N.A.	56.79	60.04	-5%
	MT Produced	MT	-	987	N.A.	3,006	1,062	N.A.
Julcani Pb - Ag	MT Produced	MT	53	-	N.A.	94	-	N.A.
Julcani Cu - Au	MT Produced	MT	64	-	N.A.	84	-	N.A.
Tambomayo	MT Produced	MT	38	-	N.A.	62	-	N.A.

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	2Q24	2Q23	6M24	6M23
Net Income	74,375	-5,361	141,427	67,451
Add / Substract:	32,528	27,479	59,922	1,203
Depreciation and Amortization in cost of sales	34,399	39,114	75,902	70,552
Provision (credit) for income tax, net	22,001	2,149	29,086	-806
Interest expense	15,431	16,190	29,408	30,074
Loss (gain) on currency exchange difference	17,286	-25,219	18,941	-34,626
Provision of bonuses and compensations	5,707	5,840	9,453	5,944
Loss (gain) from discontinued operations	103	-24	62	-606
Workers' participation provision	1,452	385	2,822	1,792
Depreciation and amortization in administration expenses	389	646	753	1,292
Depreciation and Amortization in other, net	33	25	25	49
Provision (reversal) for contingencies	-843	1,744	633	-5,294
Share in associated companies by the equity method, net	-60,391	-7,630	-101,525	-66,993
Write-off of fixed assets	2,007	238	2,007	238
Impairment (reversal) of inventories	-1,185	-3,852	-3,891	3,538
Interest income	-2,249	-2,127	-3,973	-3,951
Changes in provision of exploration activities	113	0	0	0
Change in environmental liabilities provision	-1,725	0	219	0
EBITDA Buenaventura Direct Operations	106,903	22,118	201,349	68,654
EBITDA Cerro Verde (19.58%)	128,490	71,602	209,951	200,613
EBITDA Coimolache (40.095%)	1,459	-1,282	10,999	-3,531
EBITDA Buenaventura + All Associates	236,853	92,438	422,298	265,736

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities.

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2022 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2021 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2024	2023	2024	2023
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	129,487	105,828	247,618	205,976
Add:
Consolidated Exploration in units in operation	11,322	14,100	22,106	26,633
Consolidated Commercial deductions	36,448	42,922	81,614	83,391
Consolidated Selling expenses	6,316	5,040	11,666	8,468
Consolidated Cost applicable to sales	183,572	167,890	363,004	324,468

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2024	2023	2024	2023
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	992	19	1,689	52
Julcani, Silver	6,104	7,600	13,351	13,909
Julcani, Lead	260	203	611	332
Julcani, Copper	172	103	326	197
Orcopampa, Gold	20,102	17,745	36,406	34,833
Orcopampa, Silver	64	66	139	125
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold (incl. Yumpag)	0	0	0	0
Uchucchacua, Silver (incl. Yumpag)	24,378	0	37,481	0
Uchucchacua, Lead (incl. Yumpag)	1,730	0	4,109	0
Uchucchacua, Zinc (incl. Yumpag)	3,341	0	7,049	0
Tambomayo, Gold	11,152	9,132	19,834	18,109
Tambomayo, Silver	5,765	5,359	9,191	9,671
Tambomayo, Zinc	1,174	589	2,702	2,611
Tambomayo, Lead	1,909	1,022	2,121	1,925
Tambomayo, Copper	365	0	344	0
La Zanja, Gold	-184	3,518	92	9,101
La Zanja, Silver	-9	258	5	484
La Zanja, Lead	-32	0	12	0
El Brocal, Gold	2,281	1,985	6,124	4,123
El Brocal, Silver	3,594	4,951	10,185	8,378
El Brocal, Lead	0	944	0	1,029
El Brocal, Zinc	0	2,999	1,385	2,948
El Brocal, Copper	43,411	42,630	88,685	86,915
Non Mining Units	2,918	6,704	5,778	11,233
Consolidated Cost of sales, excluding depreciation and amortization	129,487	105,828	247,618	205,976

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended June 30		For the 6 months ended June 30
	2024	2023	2024	2023
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	428	4	598	12
Julcani, Silver	2,631	1,781	4,728	3,144
Julcani, Lead	112	48	216	75
Julcani, Copper	74	24	115	44
Orcopampa, Gold	2,507	1,610	3,897	3,262
Orcopampa, Silver	8	6	15	12
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold (incl. Yumpag)	0	0	0	0
Uchucchacua, Silver (incl. Yumpag)	2,702	7,413	4,832	13,931
Uchucchacua, Lead (incl. Yumpag)	192	0	530	0
Uchucchacua, Zinc (incl. Yumpag)	370	0	909	0
Tambomayo, Gold	131	523	1,203	854
Tambomayo, Silver	68	307	557	456
Tambomayo, Lead	14	34	129	91
Tambomayo, Zinc	22	59	164	123
Tambomayo, Copper	4	0	21	0
La Zanja, Gold	33	124	42	312
La Zanja, Silver	2	9	2	17
La Zanja, Lead	6	0	6	0
El Brocal, Gold	93	80	239	171
El Brocal, Silver	147	200	397	348
El Brocal, Lead	0	38	0	43
El Brocal, Zinc	0	121	54	123
El Brocal, Copper	1,777	1,719	3,454	3,615
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	11,322	14,100	22,106	26,633

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended June 30		For the 6 months ended June 30
	2024	2023	2024	2023
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	129	1	176	3
Julcani, Silver	643	404	1,071	725
Julcani, Lead	28	11	45	17
Julcani, Copper	23	5	32	10
Orcopampa, Gold	144	265	301	610
Orcopampa, Silver	1	0	1	0
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold (incl. Yumpag)	0	0	0	0
Uchucchacua, Silver (incl. Yumpag)	6,605	1,248	9,924	2,546
Uchucchacua, Lead (incl. Yumpag)	685	0	1,562	0
Uchucchacua, Zinc (incl. Yumpag)	2,527	0	5,512	0
Tambomayo, Gold	937	1,435	1,782	2,797
Tambomayo, Silver	643	928	1,139	1,670
Tambomayo, Lead	109	67	201	280
Tambomayo, Zinc	790	525	1,284	1,455
Tambomayo, Copper	15	0	15	0
La Zanja, Gold	10	15	30	81
La Zanja, Silver	2	1	3	6
El Brocal, Gold	1,049	1,408	3,482	2,910
El Brocal, Silver	1,691	3,309	5,409	5,745
El Brocal, Lead	16	397	-36	415
El Brocal, Zinc	181	2,560	1,018	2,472
El Brocal, Copper	20,221	30,344	48,664	61,648
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	36,448	42,922	81,614	83,391

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended June 30		For the 6 months ended June 30
	2024	2023	2024	2023
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	28	0	37	0
Julcani, Silver	175	53	291	113
Julcani, Lead	7	1	13	3
Julcani, Copper	5	1	7	2
Orcopampa, Gold	119	145	275	310
Orcopampa, Silver	0	1	1	1
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold (incl. Yumpag)	0	0	0	0
Uchucchacua, Silver (incl. Yumpag)	1,559	950	2,268	1,603
Uchucchacua, Lead (incl. Yumpag)	111	0	249	0
Uchucchacua, Zinc (incl. Yumpag)	214	0	427	0
Tambomayo, Gold	461	501	914	782
Tambomayo, Silver	238	294	423	417
Tambomayo, Lead	49	32	98	83
Tambomayo, Zinc	79	56	124	113
Tambomayo, Copper	15	0	16	0
La Zanja, Gold	19	9	25	35
La Zanja, Silver	1	1	1	2
La Zanja, Lead	3	0	3	0
El Brocal, Gold	136	103	337	183
El Brocal, Silver	215	258	560	372
El Brocal, Lead	0	49	0	46
El Brocal, Zinc	0	156	76	131
El Brocal, Copper	2,595	2,220	4,874	3,857
Non Mining Units	287	210	648	416
Consolidated Selling expenses	6,316	5,040	11,666	8,468

	JULCANI
	2Q 2024						2Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	992	6,104	260	-	172	7,528	19	7,600	203	-	103	7,925
Add:
Exploration Expenses (US$000)	428	2,631	112	-	74	3,245	4	1,781	48	-	24	1,857
Commercial Deductions (US$000)	129	643	28	-	23	823	1	404	11	-	5	421
Selling Expenses (US$000)	28	175.14	7.46	-	5	216	0	53	1	-	1	55
Cost Applicable to Sales (US$000)	1,577	9,553	407	-	274	11,811	25	9,837	262	-	133	10,258
Divide:
Volume Sold	909	420,236	232	-	38	Not Applicable	14	449,841	138	-	18	Not Applicable
CAS	1,736	22.73	1,758	-	7,235	Not Applicable	1,808	21.87	1,904	-	7,617	Not Applicable

	JULCANI
	6M 2024						6M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,689	13,351	611	-	326	15,977	52	13,909	332	-	197	14,490
Add:
Exploration Expenses (US$000)	598	4,728	216	-	115	5,658	12	3,144	75	-	44	3,275
Commercial Deductions (US$000)	176	1,071	45	-	32	1,324	3	725	17	-	10	754
Selling Expenses (US$000)	37	291	13	-	7	348	0	113	3	-	2	118
Cost Applicable to Sales (US$000)	2,500	19,441	885	-	481	23,306	67	17,890	427	-	253	18,637
Divide:
Volume Sold	1,234	803,609	461	-	60	Not Applicable	39	862,731	232	-	34	No Aplicable
CAS	2,026	24.19	1,919	-	8,036	No Applicable	1,730	20.74	1,844	-	7,453	No Applicable

	ORCOPAMPA
	2Q 2024						2Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20,102	64	-	-	-	20,166	17,745	66	-	-	-	17,811
Add:					-
Exploration Expenses (US$000)	2,507	8	-	-	-	2,515	1,610	6	-	-	-	1,616
Commercial Deductions (US$000)	144	1	-	-	-	144	265	0	-	-	-	265
Selling Expenses (US$000)	119	0	-	-	-	119	145	1	-	-	-	146
Cost Applicable to Sales (US$000)	22,871	73	-	-	-	22,944	19,765	73	-	-	-	19,838
Divide:
Volume Sold	17,365	4,231	-	-	-	Not Applicable	19,718	6,023	-	-	-	Not Applicable
CAS	1,317	17.21	-	-	-	Not Applicable	1,002	12.09	-	-	-	Not Applicable

	ORCOPAMPA
	6M 2024						6M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	36,406	139	-	-	-	36,545	34,833	125	-	-	-	34,958
Add:
Exploration Expenses (US$000)	3,897	15	-	-	-	3,912	3,262	12	-	-	-	3,274
Commercial Deductions (US$000)	301	1	-	-	-	302	610	-0	-	-	-	610
Selling Expenses (US$000)	275	1	-	-	-	276	310	1	-	-	-	311
Cost Applicable to Sales (US$000)	40,878	156	-	-	-	41,035	39,015	138	-	-	-	39,153
Divide:
Volume Sold	36,196	12,143	-	-	-	Not Applicable	40,044	12,722	-	-	-	Not Applicable
CAS	1,129	12.86	-	-	-	No Applicable	974	10.83	-	-	-	No Applicable

	UCHUCCHACUA (INCL. YUMPAG)
	2Q 2024						2Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	24,378	1,730	3,341	-	29,449	-	-	-	-	-	-
Add:
Exploration Expenses (US$000)	-	2,702	192	370	-	3,264	-	7,413	-	-	-	7,413
Commercial Deductions (US$000)	-	6,605	685	2,527	-	9,818	-	1,248	-	-	-	1,248
Selling Expenses (US$000)	-	1,559	111	214	-	1,883	-	950	-	-	-	950
Cost Applicable to Sales (US$000)	-	35,243	2,718	6,452	-	44,413	-	9,611	-	-	-	9,611
Divide:
Volume Sold	-	2,806,887	2,808	4,033	-	Not Applicable	-	150,637	-	-	-	Not Applicable
CAS	-	12.56	968	1,600	-	No Applicable	-	63.81	-	-	-	No Applicable

	UCHUCCHACUA (INCL. YUMPAG)
	6M 2024						6M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	37,481	4,109	7,049	-	48,640	-	-	-	-	-	-
Add:
Exploration Expenses (US$000)	-	4,832	530	909	-	6,270	-	13,931	-	-	-	13,931
Commercial Deductions (US$000)	-	9,924	1,562	5,512	-	16,998	-	2,546	-	-	-	2,546
Selling Expenses (US$000)	-	2,268	249	427	-	2,943	-	1,603	-	-	-	1,603
Cost Applicable to Sales (US$000)	-	54,504	6,450	13,896	-	74,850	-	18,080	-	-	-	18,080
Divide:
Volume Sold	-	4,347,328	6,297	8,568	-	Not Applicable	-	281,279	-	-	-	Not Applicable
CAS	-	12.54	1,024	1,622	-	No Applicable	-	64.28	-	-	-	No Applicable

	TAMBOMAYO
	2Q 2024						2Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11,152	5,765	1,174	1,909	365	20,365	9,132	5,359	589	1,022	-	16,103
Add:
Exploration Expenses (US$000)	131	68	14	22	4	239	523	307	34	59	-	923
Commercial Deductions (US$000)	937	643	109	790	15	2,495	1,435	928	67	525	-	2,954
Selling Expenses (US$000)	461	238	49	79	15	842	501	294	32	56	-	883
Cost Applicable to Sales (US$000)	12,681	6,714	1,345	2,800	400	23,941	11,591	6,888	722	1,662	-	20,863
Divide:
Volume Sold	8,317	343,677	928	1,195	63	Not Applicable	9,868	485,593	808	895	-	Not Applicable
CAS	1,525	19.54	1,451	2,343	6,312	No Applicable	1,175	14.18	895	1,857	-	No Applicable

	TAMBOMAYO
	6M 2024						6M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	19,834	9,191	2,121	2,702	344	34,192	18,109	9,671	1,925	2,611	-	32,316
Add:
Exploration Expenses (US$000)	1,203	557	129	164	21	2,073	854	456	91	123	-	1,524
Commercial Deductions (US$000)	1,782	1,139	201	1,284	15	4,421	2,797	1,670	280	1,455	-	6,203
Selling Expenses (US$000)	914	423	98	124	16	1,575	782	417	83	113	-	1,395
Cost Applicable to Sales (US$000)	23,732	11,310	2,549	4,274	-	42,261	22,542	12,214	2,379	4,302	-	41,438
Divide:
Volume Sold	16,761	633,058	1,843	2,262	63	Not Applicable	19,228	855,892	1,996	2,163	-	Not Applicable
CAS	1,416	17.87	1,383	1,890	-	No Applicable	1,172	14.27	1,192	1,989	-	Not Applicable

	LA ZANJA
	2Q 2024						2Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-184	-9	-32	-	-	-225	3,518	258	-	-	-	3,776
Add:
Exploration Expenses (US$000)	33	2	6	-	-	41	124	9	-	-	-	133
Commercial Deductions (US$000)	10	2	-	-	-	11	15	1	-	-	-	15
Selling Expenses (US$000)	19	1	3	-	-	23	9	1	-	-	-	10
Cost Applicable to Sales (US$000)	-122	-5	-23	-	-	-150	3,665	269	-	-	-	3,934
Divide:
Volume Sold	2,437	9,638	2,128	-	-	Not Applicable	1,892	11,589	-	-	-	Not Applicable
CAS	-	-	-	-	-	Not Applicable	1,938	23.20	-	-	-	Not Applicable

	LA ZANJA
	6M 2024						6M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	92	5	12	-	-	109	9,101	484	-	-	-	9,585
Add:
Exploration Expenses (US$000)	42	2	6	-	-	50	312	17	-	-	-	329
Commercial Deductions (US$000)	30	3	-	-	-	33	81	6	-	-	-	87
Selling Expenses (US$000)	25	1	3	-	-	29	35	2	-	-	-	37
Cost Applicable to Sales (US$000)	190	10	21	-	-	221	9,530	509	-	-	-	10,038
Divide:
Volume Sold	3,850	15,690	2,481	-	-	Not Applicable	5,103	22,531	-	-	-	Not Applicable
CAS	-	-	-	-	-	No Applicable	1,867	22.57	-	-	-	Not Applicable

	BROCAL
	2Q 2024						2Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,281	3,594	-	-	43,411	49,286	1,985	4,951	944	2,999	42,630	53,509
Add:
Exploration Expenses (US$000)	93	147	-	-	1,777	2,018	80	200	38	121	1,719	2,158
Commercial Deductions (US$000)	1,049	1,691	16	181	20,221	23,157	1,408	3,309	397	2,560	30,344	38,019
Selling Expenses (US$000)	136	215	-	-	2,595	2,946	103	258	49	156	2,220	2,786
Cost Applicable to Sales (US$000)	3,560	5,647	16	181	68,004	77,407	3,577	8,718	1,428	5,836	76,913	96,472
Divide:
Volume Sold	2,192	249,032	-	-	9,571	Not Applicable	2,427	508,257	1,215	3,094	12,355	Not Applicable
CAS	1,624	22.67	-	-	7,105	Not Applicable	1,474	17.15	1,176	1,886	6,225	Not Applicable

	BROCAL
	6M 2024						6M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	6,124	10,185	-	1,385	88,685	106,379	4,123	8,378	1,029	2,948	86,915	103,394
Add:
Exploration Expenses (US$000)	239	397	-	54	3,454	4,143	171	348	43	123	3,615	4,300
Commercial Deductions (US$000)	3,482	5,409	-36	1,018	48,664	58,537	2,910	5,745	415	2,472	61,648	73,190
Selling Expenses (US$000)	337	560	-	76	4,874	5,847	183	372	46	131	3,857	4,588
Cost Applicable to Sales (US$000)	10,181	16,551	-36	2,533	145,677	174,906	7,388	14,844	1,533	5,674	156,034	185,472
Divide:
Volume Sold	6,765	989,899	72	1,592	24,138	Not Applicable	5,022	887,415	1,302	3,132	24,104	Not Applicable
CAS	1,505	16.72	-	1,590	6,035	No Applicable	1,471	16.73	1,177	1,812	6,473	Not Applicable

	NON MINING COMPANIES
	2Q 2024						2Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,918	-	-	-	-	-	6,704
Add:
Selling Expenses (US$000)	-	-	-	-	-	287	-	-	-	-	-	210
Total (US$000)	-	-	-	-	-	3,205	-	-	-	-	-	6,914

	NON MINING COMPANIES
	6M 2024						6M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	5,778	-	-	-	-	-	11,233
Add:
Selling Expenses (US$000)	-	-	-	-	-	648	-	-	-	-	-	416
Total (US$000)	-	-	-	-	-	6,426	-	-	-	-	-	11,649

	BUENAVENTURA CONSOLIDATED
	2Q 2024						2Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	34,343	39,895	3,132	5,249	43,948	129,487	32,399	18,235	1,736	4,021	42,733	105,828
Add:
Exploration Expenses (US$000)	3,193	5,557	323	393	1,856	11,322	2,342	9,716	119	180	1,743	14,100
Commercial Deductions (US$000)	2,268	9,585	838	3,498	20,259	36,448	3,124	5,890	474	3,085	30,350	42,922
Selling Expenses (US$000)	763	2,188	170	293	2,615	6,029	759	1,556	83	212	2,220	5,040
Cost Applicable to Sales (US$000)	40,567	57,226	4,463	9,433	68,678	180,367	38,623	35,396	2,413	7,497	77,046	167,890
Divide:
Volume Sold	31,220	3,833,701	6,096	5,228	9,673		33,918	1,611,940	2,160	3,989	12,373	Not Applicable
CAS	1,299	14.93	732	1,804	7,100	Not Applicable	1,139	21.96	1,117	1,880	6,227	Not Applicable

	BUENAVENTURA CONSOLIDATED
	6M 2024						6M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	64,146	70,351	6,853	11,136	89,355	247,618	66,218	32,567	3,286	5,559	87,112	205,976
Add:
Exploration Expenses (US$000)	5,979	10,531	880	1,126	3,590	22,106	4,612	17,908	209	246	3,659	26,633
Commercial Deductions (US$000)	5,770	17,546	1,772	7,814	48,711	81,614	6,401	10,692	712	3,928	61,657	83,391
Selling Expenses (US$000)	1,587	3,544	363	627	4,897	11,018	1,310	2,509	131	244	3,858	8,468
Cost Applicable to Sales (US$000)	77,481	101,972	9,868	20,703	146,158	356,578	78,542	63,675	4,339	9,976	156,287	324,468
Divide:
Volume Sold	64,806	6,801,726	11,155	12,422	24,261	#VALUE!	69,436	2,922,570	3,530	5,295	24,138	Not Applicable
CAS	1,196	14.99	885	1,667	6,024	Not Applicable	1,131	21.79	1,229	1,884	6,475	Not Applicable

	COIMOLACHE
	2Q 2024						2Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16,033	982	-	-	-	17,015	12,348	1,040	-	-	-	13,388
Add:
Exploration Expenses (US$000)	876	54	-	-	-	930	1,615	136	-	-	-	1,751
Commercial Deductions (US$000)	101	5	-	-	-	106	73	5	-	-	-	78
Selling Expenses (US$000)	139	9	-	-	-	148	116	10	-	-	-	126
Cost Applicable to Sales (US$000)	17,150	1,050	-	-	-	18,199	14,152	1,192	-	-	-	15,343
Divide:
Volume Sold	8,375	40,753	-	-	-	Not Applicable	8,170	57,608	-	-	-	Not Applicable
CAS	2,048	25.75	-	-	-	Not Applicable	1,732	20.68	-	-	-	Not Applicable

	COIMOLACHE
	6M 2024						6M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	38,155	2,073	-	-	-	40,228	33,554	2,222	-	-	-	35,776
Add:
Exploration Expenses (US$000)	1,311	71	-	-	-	1,382	4,938	327	-	-	-	5,265
Commercial Deductions (US$000)	290	14	-	-	-	304	112	8	-	-	-	120
Selling Expenses (US$000)	389	21	-	-	-	410	233	15	-	-	-	248
Cost Applicable to Sales (US$000)	40,144	2,179	-	-	-	42,324	38,836	2,573	-	-	-	41,409
Divide:
Volume Sold	30,076	138,645	-	-	-	Not Applicable	15,024	82,517	-	-	-	Not Applicable
CAS	1,335	15.72	-	-	-	No Applicable	2,585	31.18	-	-	-	Not Applicable

APPENDIX 5: All-in Sustaining Cost

All-in Sustaining Cost for 2Q24 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	2Q24		2Q24		2Q24		2Q24		2Q24
Au Ounces Sold Net		26,591		2,437		2,192		31,220		8,375

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	80,308	3,020	4,608	1,891	49,574	22,613	134,490	4,308	17,015	2,032
Exploration in Operating Units	9,317	350	41	17	2,047	934	11,405	365	930	111
Royalties	1,620	61	0	0	0	0	1,620	52	0	0
Comercial Deductions[3]	13,280	499	11	5	23,157	10,563	36,448	1,167	106	13
Selling Expenses	3,060	115	23	9	2,946	1,344	6,029	193	148	18
Administrative Expenses	12,045	453	402	165	2,187	998	14,634	469	807	96
Other, net	6,974	262	88	36	-448	-204	6,614	212	28	3
Sustaining Capex[4]	2,842	107	0	0	2,188	998	5,031	161	753	90

By-product Credit	-131,061	-4,929	-280	-115	-102,983	-46,975	-234,324	-7,506	-1,174	-140

All-in Sustaining Cost	-1,615	-61	4,893	2,008	-21,332	-9,730	-18,054	-578	18,613	2,222

All-in Sustaining Cost for 2Q24 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	2Q24		2Q24		2Q24		2Q24
Cu MT Sold Net		101		0		9,571		9,673

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	80,308	793,950	4,608	-	49,574	5,179	134,490	13,904
Exploration in Operating Units	9,317	92,111	41	-	2,047	214	11,405	1,179
Royalties	1,620	16,016	0	-	0	0	1,620	167
Comercial Deductions[3]	13,280	131,285	11	-	23,157	2,419	36,448	3,768
Selling Expenses	3,060	30,252	23	-	2,946	308	6,029	623
Administrative Expenses	12,045	119,081	402	-	2,187	228	14,634	1,513
Other, net	6,974	68,947	88	-	-448	-47	6,614	684
Sustaining Capex[4]	2,842	28,102	0	-	2,188	229	5,031	520

By-product Credit	-192,296	-1,901,101	-5,937	-	-12,299	-1,285	-210,532	-21,766

All-in Sustaining Cost	-62,850	-621,358	-763	-	69,352	7,246	5,738	593

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 2Q23 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	2Q23		2Q23		2Q23		2Q23		2Q23
Au Ounces Sold Net		29,599		1,892		2,427		33,918		8,170

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	42,885	1,449	9,454	4,998	54,846	22,598	107,185	3,160	13,388	1,639
Exploration in Operating Units	11,809	399	132	70	2,158	889	14,099	416	1,752	214
Royalties	3,173	107	0	0	0	0	3,173	94	0	0
Comercial Deductions[3]	4,888	165	15	8	38,019	15,665	42,922	1,265	78	10
Selling Expenses	2,034	69	10	5	2,786	1,148	4,830	142	127	16
Administrative Expenses	10,928	369	799	422	2,298	947	14,025	413	1,026	126
Other, net	-1,162	-39	137	72	455	187	-570	-17	-487	-60
Sustaining Capex[4]	2,586	87	315	167	12,396	5,108	15,297	451	892	109

By-product Credit	-29,757	-1,005	-269	-142	-134,294	-55,332	-164,320	-4,845	-1,335	-163

All-in Sustaining Cost	47,384	1,601	10,593	5,600	-21,336	-8,791	36,641	1,080	15,441	1,890

All-in Sustaining Cost for 2Q23 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	2Q23		2Q23		2Q23		2Q23
Cu MT Sold Net		18		0		12,355		12,373

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	42,885	2,447,774	9,454	-	54,846	4,439	107,185	8,663
Exploration in Operating Units	11,809	674,030	132	-	2,158	175	14,099	1,140
Royalties	3,173	181,107	0	-	0	0	3,173	256
Comercial Deductions[3]	4,888	279,019	15	-	38,019	3,077	42,922	3,469
Selling Expenses	2,034	116,096	10	-	2,786	225	4,830	390
Administrative Expenses	10,928	623,744	799	-	2,298	186	14,025	1,134
Other, net	-1,162	-66,324	137	-	455	37	-570	-46
Sustaining Capex[4]	2,586	147,579	315	-	12,396	1,003	15,297	1,236

By-product Credit	-86,750	-4,951,469	-3,937	-	-28,358	-2,295	-119,045	-9,621

All-in Sustaining Cost	-9,609	-548,444	6,925	-	84,600	6,847	81,916	6,621

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 1H24 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	1H24		1H24		1H24		1H24		1H24
Au Ounces Sold Net		54,191		3,850		6,765		64,806		30,076

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	145,463	2,684	7,827	2,033	111,207	16,439	264,497	4,081	40,228	1,338
Exploration in Operating Units	17,967	332	50	13	3,879	573	21,896	338	1,382	46
Royalties	4,956	91	0	0	0	0	4,956	76	0	0
Comercial Deductions[3]	23,044	425	33	9	58,537	8,653	81,614	1,259	304	10
Selling Expenses	5,142	95	29	8	5,847	864	11,018	170	410	14
Administrative Expenses	21,286	393	851	221	4,595	679	26,732	412	1,868	62
Other, net	6,172	114	393	102	54	8	6,619	102	72	2
Sustaining Capex[4]	4,554	84	33	9	4,757	703	9,344	144	2,207	73

By-product Credit	-206,073	-3,803	-425	-110	-244,127	-36,088	-450,624	-6,953	-3,516	-117

All-in Sustaining Cost	22,512	415	8,791	2,284	-55,251	-8,167	-23,948	-370	42,954	1,428

All-in Sustaining Cost for 1H24 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	1H24		1H24		1H24		1H24
Cu MT Sold Net		123		0		24,138		24,261

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	145,463	1,181,281	7,827	-	111,207	4,607	264,497	10,902
Exploration in Operating Units	17,967	145,907	50	-	3,879	161	21,896	903
Royalties	4,956	40,247	0	-	0	0	4,956	204
Comercial Deductions[3]	23,044	187,138	33	-	58,537	2,425	81,614	3,364
Selling Expenses	5,142	41,757	29	-	5,847	242	11,018	454
Administrative Expenses	21,286	172,860	851	-	4,595	190	26,732	1,102
Other, net	6,172	50,122	393	-	54	2	6,619	273
Sustaining Capex[4]	4,554	36,983	33	-	4,757	197	9,344	385

By-product Credit	-325,149	-2,640,482	-9,076	-	-43,037	-1,783	-377,263	-15,550

All-in Sustaining Cost	-96,565	-784,187	140	-	145,839	6,042	49,414	2,037

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 1H23 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	1H23		1H23		1H23		1H23		1H23
Au Ounces Sold Net		59,311		5,103		5,022		69,436		15,024

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	84,581	1,426	18,605	3,646	106,872	21,282	210,058	3,025	35,776	2,381
Exploration in Operating Units	22,004	371	329	64	4,300	856	26,633	384	5,265	350
Royalties	6,211	105	0	0	0	0	6,211	89	0	0
Comercial Deductions[3]	10,113	171	87	17	73,190	14,575	83,391	1,201	120	8
Selling Expenses	3,427	58	37	7	4,588	914	8,052	116	249	17
Administrative Expenses	22,025	371	1,394	273	4,682	932	28,101	405	2,051	137
Other, net	68	1	266	52	1,000	199	1,334	19	-641	-43
Sustaining Capex[4]	3,168	53	355	69	23,038	4,588	26,561	383	3,401	226

By-product Credit	-57,107	-963	-534	-105	-247,303	-49,247	-304,944	-4,392	-1,925	-128

All-in Sustaining Cost	94,490	1,593	20,539	4,025	-29,633	-5,901	85,396	1,230	44,296	2,948

All-in Sustaining Cost for 1H23 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	1H23		1H23		1H23		1H23
Cu MT Sold Net		34		0		24,104		24,138

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	84,581	2,494,279	18,605	-	106,872	4,434	210,058	8,703
Exploration in Operating Units	22,004	648,894	329	-	4,300	178	26,633	1,103
Royalties	6,211	183,161	0	-	0	0	6,211	257
Comercial Deductions[3]	10,113	298,230	87	-	73,190	3,036	83,391	3,455
Selling Expenses	3,427	101,062	37	-	4,588	190	8,052	334
Administrative Expenses	22,025	649,513	1,394	-	4,682	194	28,101	1,164
Other, net	68	2,005	266	-	1,000	41	1,334	55
Sustaining Capex[4]	3,168	93,428	355	-	23,038	956	26,561	1,100

By-product Credit	-170,467	-5,027,031	-10,604	-	-41,052	-1,703	-222,123	-9,202

All-in Sustaining Cost	-18,870	-556,459	10,468	-	176,619	7,327	168,217	6,969

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of financial position
As of June 30, 2024 (unaudited) and December 31, 20223(audited)

	2024	2023
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	171,546	219,790
Trade and other receivables	232,884	240,319
Inventories	85,360	76,527
Income tax credit	5,540	15,150
Prepaid expenses	19,923	25,976
	-	-
	515,253	577,762

Non-current assets
Trade and other receivables	583,947	612,880
Investments in associates and joint venture	1,597,154	1,527,123
Property, plant, equipment and development cost	1,687,886	1,600,295
Deferred income tax asset	126,185	131,863
Prepaid expenses	21,705	22,148
Assets for current income taxes	1,615	1,909
Other non-financial assets	58,781	59,819
	4,077,273	3,956,037
Total assets	4,592,526	4,533,799

Liabilities and equity
Current liabilities
Trade and other payables	235,526	293,621
Financial obligations	33,649	34,219
Provisions	96,024	107,491
Income tax payable	3,309	6,274
	368,508	441,605
Non-current liabilities
Trade and other payables	2,256	5,385
Provisions	220,246	193,209
Financial obligations	658,350	672,361
Contingent consideration liability	23,631	21,614
Deferred income tax liabilities	31,317	30,414
	935,800	922,983

Total liabilities	1,304,308	1,364,588

Equity
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,372	163,372
Other reserves	31,897	31,897
Other reserves of equity	(96)	(96)
Retained earnings	1,955,131	1,841,549
Shareholders’ equity attributable to owners of the parent	3,120,042	3,006,460
Non-controlling interest	168,176	162,751
Total equity	3,288,218	3,169,211
Total liabilities and equity	4,592,526	4,533,799

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of profit or loss (unaudited)
For the three-month and six-month ended June 30, 2024 and 2023

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2024	2023	2024	2023
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Sales of goods	275,797	169,661	521,218	351,784
Sales of services	1,308	3,592	2,688	6,967
Total operating income	277,105	173,253	523,906	358,751

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(128,336)	(104,661)	(246,085)	(203,832)
Unabsorbed cost due to production stoppage	131	(5,534)	(1,440)	(10,535)
Cost of sales of services, excluding depreciation and amortization	(1,152)	(1,167)	(1,533)	(2,144)
Depreciation and amortization	(34,399)	(39,114)	(75,902)	(70,552)
Exploration in operating units	(11,321)	(14,100)	(22,105)	(26,633)
Mining royalties	(4,245)	(4,722)	(9,151)	(8,942)
Total costs of sales	(179,322)	(169,298)	(356,216)	(322,638)
Gross profit (loss)	97,783	3,955	167,690	36,113

Operating income (expenses), net
Administrative expenses	(18,648)	(19,030)	(28,850)	(37,120)
Selling expenses	(6,317)	(5,040)	(11,667)	(8,468)
Exploration in non-operating areas	(6,458)	(2,347)	(10,550)	(4,162)
Reversal (provision) of contingencies	843	(1,744)	(633)	5,294
Other, net	(649)	2,184	(2,564)	(1,114)
Total operating income (expenses), net	(31,229)	(25,977)	(54,264)	(45,570)

Operating profit (loss)	66,554	(22,022)	113,426	(9,457)

Share in the results of associates and joint venture	60,392	7,630	101,525	66,993
Foreign currency exchange difference	(17,286)	25,219	(18,941)	34,626
Finance income	2,249	2,127	3,973	3,951
Finance costs	(15,431)	(16,190)	(29,408)	(30,074)
Profit (loss) before income tax	96,478	(3,236)	170,575	66,039

Current income tax	(13,351)	(3,237)	(22,293)	(10,303)
Deferred income tax	(8,650)	1,088	(6,793)	11,109
	(22,001)	(2,149)	(29,086)	806

Profit (loss) from continuing operations	74,477	(5,385)	141,489	66,845
Discontinued operations
Profit (loss) from discontinued operations	(103)	24	(62)	606
Net profit (loss)	74,374	(5,361)	141,427	67,451

Profit (loss) attributable to:
Owners of the parent	70,720	(6,745)	132,148	57,659
Non-controlling interest	3,654	1,384	9,279	9,792
	74,374	(5,361)	141,427	67,451

Basic and diluted profit (loss) per share, stated in U.S. dollars	0.28	(0.03)	0.52	0.23

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of cash flows (unaudited)
For the three-month and six-month ended June 30, 2024 and 2023

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)

Cash flows from (used in) of operating activities
Proceeds from sales of goods and services	236,385	198,193	516,633	381,665
Dividends received from associates	31,729	48,961	31,417	49,362
Recovery from value added tax	15,663	24,979	22,960	33,340
Interest received	301	1,204	788	2,675
Dividends received from investments		-	-	150
Royalty received		-		-
Payments to suppliers and third-parties, and other net	(105,173)	(109,027)	(313,470)	(274,555)
Payments to employees	(26,139)	(34,915)	(59,586)	(67,007)
Interest paid	(1,815)	(4,002)	(18,851)	(21,509)
Short-term and low value lease payments	(20,452)	(9,816)	(20,452)	(18,275)
Income tax and royalties paid to the Peruvian State	(17,545)	(7,606)	(26,086)	(12,100)
Payment of royalties	(3,415)	(3,173)	(6,751)	(6,211)
Payments for tax litigation	542	(238)	542	(238)
Net cash flows from operating activities	110,081	104,560	127,144	67,297

Cash flows from (used in) of investing activities
Proceeds from sale of property, plant and equipment	63,950	1,891	6,200	4,030
Proceeds from the sale Contacto Corredores de Seguros S.A. shares to Howden	1,060	-	1,060	-
Payments for acquisition of property, plant and equipment	(143,896)	(49,688)	(141,321)	(85,873)
Payments for acquisitions of other assets	(1,369)	(472)	(1,369)	(720)
Net cash flows used in investing activities	(80,255)	(48,269)	(135,430)	(82,563)
.
Cash flows from (used in) financing activities
Increase of bank loans	-	49,000	-	49,000
Decrease (increase) of bank accounts in trust	(942)	4	(70)	17
Payments of bank loans	-	(49,000)	-	(49,000)
Dividends paid to controlling interest	(18,477)	(18,542)	(18,477)	(18,542)
Payments of financial obligations	(7,758)	(7,759)	(15,517)	(15,518)
Lease payments	(964)	(1,127)	(1,793)	(2,249)
Dividends paid to non-controlling interest	(4,101)		(4,101)
Net cash and cash equivalents used in financing activities	(32,242)	(27,424)	(39,958)	(36,292)

Increase (decrease) in cash and cash equivalents during the period, net	(2,416)	28,867	(48,244)	(51,558)
Cash and cash equivalents at beginning of period	197,820	173,493	219,790	253,918

Cash and cash equivalents at the end of the period	195,404	202,360	171,546	202,360

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	74,374	(5,361)	141,427	67,451

Plus (less):
Share in the results of associates and joint venture	(60,392)	(7,630)	(101,525)	(66,993)
Deferred income tax (continuing operations)	8,650	(1,088)	6,793	(11,109)
Exchange difference	17,286	(25,219)	18,941	(34,626)
Reversal (provision) of contingencies	(843)	1,744	633	(5,294)
Depreciation and amortization in cost of sales	34,399	39,114	75,902	70,552
Non - cash discontinued operations	(133)	(165)	(213)	(1,588)
Provision for estimated fair value of sales	3,507	11,549	4,216	13,728
Workers´ participation provision	1,485	385	2,822	1,792
Bonus provision - executives & employes	5,158	782	9,453	5,944
Other minor	9,437	8,661	11,786	10,296

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	12,894	19,415	16,872	39,637
Inventories	(8,852)	9,020	(4,942)	1,711
Income tax credit	14,507	7,648	21,803	9,178
Prepaid expenses	3,119	2,317	6,496	1,178

Increase (decrease) in operating liabilities -
Trade and other accounts payable	(17,966)	13,898	(84,996)	(64,066)
Provisions	(2,722)	(6,646)	(4,197)	(7,518)
Income tax payable	(16,098)	(12,587)	(26,086)	(12,100)

Payments for tax litigation	542	(238)	542	(238)
Proceeds from dividends in associates	31,729	48,961	31,417	49,362

Net cash and cash equivalents used in operating activities	110,081	104,560	127,144	67,297

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: July 25, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer